

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2022

George Sharp
President and Director
Stratos Renewables Corp
3535 Executive Terminal Drive
Henderson, NV 89052

> **Re: Stratos Renewables Corp**
> **Amendment No. 1 to Registration Statement on Form 10-12G**
> **Filed April 8, 2022**
> **File No. 000-53187**

Dear Mr. Sharp:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form 10-12G

Our CEO and President has voting control through his ownership of the Series B preferred stock..., page 7

1. We note your response to prior comment 3 and reissue it. Please revise this risk factor to restore your disclosure quantifying the percentage of the vote held by Mr. Sharp and explaining the conflict of interest alluded to in the risk factor caption.

Report of Independent Registered Public Accounting Firm, page F-1

2. As previously request in comment 1, please request BF Borgers CPA PC to provide an appropriately dated report. Specifically, the report should not be dated before the end of the period under audited. In this regard, we note that subsequent events were evaluated through March 18, 2022, which is presumably the same date or after the date of the audit report. Also, request BF Borgers CPA PC to include the appropriate audit report date in

George Sharp
Stratos Renewables Corp
April 13, 2022
Page 2

its consent.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tracey Houser at 202-551-3736 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Tyler Howes at 202-551-3370 or Suzanne Hayes at 202-551-3675 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Ernest Stern, Esq.